Exhibit 99.1

Supplemental Discussion of Pro forma Harrah’s Operating Company Results

On January 28, 2008, Harrah’s Entertainment was acquired by affiliates of Apollo Global Management, LLC (“Apollo”) and TPG Capital, LP (“TPG”) in an all cash transaction, hereinafter referred to as the “Merger,” A substantial portion of the financing of the Merger is comprised of bank and bond financing obtained by Harrah’s Operating Company, Inc. (“HOC”), a wholly-owned subsidiary of Harrah’s Entertainment. This financing is neither secured nor guaranteed by Harrah’s Entertainment’s other wholly-owned subsidiaries, including certain subsidiaries that own properties that are secured under $6.5 billion of commercial mortgage-backed securities (“CMBS”) financing. Therefore, we believe it is meaningful to provide pro forma information pertaining solely to the consolidated financial position and results of operations of HOC and its subsidiaries.

In connection with the CMBS financing for the Merger, HOC spun off to Harrah’s Entertainment the following casino properties and related operating assets: Harrah’s Las Vegas, Rio, Flamingo Las Vegas, Harrah’s Atlantic City, Showboat Atlantic City, Harrah’s Lake Tahoe, Harveys Lake Tahoe and Bill’s Lake Tahoe. We refer to this spin-off as the “CMBS Spin-Off.” Upon receipt of regulatory approvals that were requested prior to the closing of the Merger, in May 2008, Paris Las Vegas and Harrah’s Laughlin and their related operating assets were spun out of HOC to Harrah’s Entertainment and Harrah’s Lake Tahoe, Harveys Lake Tahoe, Bill’s Lake Tahoe and Showboat Atlantic City and their related operating assets were transferred to HOC from Harrah’s Entertainment. We refer to this spin-off and transfer as the “Post-Closing CMBS Transaction.”

We refer to the CMBS Spin-Off and the Post-Closing CMBS Transaction as the “CMBS Transactions.”

Additionally, in connection with the CMBS Transactions and the Merger, London Clubs and its subsidiaries, with the exception of the subsidiaries related to London Clubs South Africa operations, became subsidiaries of HOC. The South African subsidiaries became subsidiaries of HOC in second quarter 2008. We refer to these transfers collectively as “the London Clubs Transfer.”

OPERATING RESULTS AND DEVELOPMENT PLANS FOR HOC

The results of operations and other financial information included in this section are adjusted to reflect the pro forma effect of the CMBS Transactions as if they had occurred on January 1, 2007. Pro forma adjustments relate primarily to the removal of the historical results of the CMBS properties after giving effect to the Post-Closing CMBS Transaction and other direct subsidiaries of Harrah’s Entertainment and allocations of certain unallocated corporate costs that are being allocated to each group subsequent to the Acquisition. We believe that this is the most meaningful way to comment on HOC’s results of operations.

Overall HOC Results

The following tables represent HOC’s unaudited condensed combined balance sheet as of December 31, 2008, and its unaudited condensed pro forma combined statements of operations and statements of cash flows for the Successor period from January 28, 2008 through December 31, 2008, and the Predecessor period from January 1, 2008 through January 27, 2008, and the year ended December 31, 2007, taking into consideration the CMBS Transactions and the London Clubs Transfer.

Harrah’s Operating Company, Inc.

Condensed Pro Forma Combined Balance Sheet

As of December 31, 2008

(Unaudited)

(In millions)	Harrah’s Entertainment (1)	HET Parent and Other Harrah’s Entertainment Subsidiaries and Accounts (2)	HOC (3)
ASSETS
Current assets
Cash and cash equivalents	$650.5	$(203.1)	$447.4
Receivables, net of allowance for doubtful accounts	394.0	(90.1)	303.9
Deferred income taxes	157.6	(21.7)	135.9
Prepayments and other	221.9	(89.6)	132.3
Inventories	62.7	(14.2)	48.5

Total current assets	1,486.7	(418.7)	1,068.0

Land, buildings, riverboats and equipment, net of accumulated depreciation	18,267.1	(5,635.5)	12,631.6
Assets held for sale	49.3	—	49.3
Goodwill	4,902.2	(2,148.5)	2,753.7
Intangible assets	5,307.9	(677.3)	4,630.6
Deferred costs and other	1,035.4	(236.3)	799.1

	$31,048.6	$(9,116.3)	$21,932.3

LIABILITIES AND STOCKHOLDERS’ (DEFICIT)/EQUITY
Current liabilities
Accounts payable	$382.3	$(106.7)	$275.6
Accrued expenses	1,532.7	(286.1)	1,246.6
Current portion of long-term debt	85.6	(0.2)	85.4

Total current liabilities	2,000.6	(393.0)	1,607.6
Long-term debt	23,123.3	(6,500.2)	16,623.1
Intercompany notes	—	160.6	160.6
Liabilities held for sale	—	—	—
Deferred credits and other	669.1	(20.4)	648.7
Deferred income taxes	4,327.0	(1,339.3)	2,987.7

	30,120.0	(8,092.3)	22,027.7

Minority interests	49.6	(4.8)	44.8
Preferred stock	2,289.4	(2,289.4)	—
Stockholders’ deficit	(1,410.4)	1,270.2	(140.2)

	$31,048.6	$(9,116.3)	$21,932.3

(1)	Represents the financial information of Harrah’s Entertainment.

(2)	Represents the removal of (i) the financial information of subsidiaries of Harrah’s Entertainment that are not a component of HOC, namely, captive insurance companies and the CMBS properties, and (ii) account balances at Harrah’s Entertainment.

(3)	Represents the financial information of HOC.

Harrah’s Operating Company, Inc. (Successor)

Condensed Pro forma Combined Statement of Operations

For the Period From January 28, 2008

Through December 31, 2008

(Unaudited)

(In millions)	Harrah’s Entertainment (1)	HET Parent and Other Harrah’s Entertainment Subsidiaries and Accounts (2)	HOC (3)
Revenues
Casino	$7,476.9	$(1,514.3)	$5,962.6
Food and beverage	1,530.2	(558.6)	971.6
Rooms	1,174.5	(490.3)	684.2
Management fees	59.1	—	59.1
Other	624.8	(103.9)	520.9
Less: casino promotional allowances	(1,498.6)	417.9	(1,080.7)

Net revenues	9,366.9	(2,249.2)	7,117.7

Operating expenses
Direct
Casino	4,102.8	(726.5)	3,376.3
Food and beverage	639.5	(268.1)	371.4
Rooms	236.7	(108.0)	128.7
Property general, administrative and other	2,143.0	(492.1)	1,650.9
Depreciation and amortization	626.9	(153.3)	473.6
Impairment of intangible assets	5,489.6	(1,744.4)	3,745.2
Other write-downs, reserves and recoveries	16.2	(76.3)	(60.1)
Project opening costs	28.9	(1.3)	27.6
Corporate expense	131.8	(25.5)	106.3
Acquisition and integration costs	24.0	—	24.0
Equity in losses of nonconsolidated affiliates	2.1	(0.1)	2.0
Amortization of intangible assets	162.9	(54.7)	108.2

Total operating expenses	13,604.4	(3,650.3)	9,954.1

Loss from operations	(4,237.5)	1,401.1	(2,836.4)
Interest expense, net of interest capitalized	(2,074.9)	370.6	(1,704.3)
Gain on early extinguishments of debt, net	742.1	—	742.1
Other income, including interest income	35.2	(5.6)	29.6

Loss from continuing operations before income taxes and minority interests	(5,535.1)	1,766.1	(3,769.0)
Benefit for income taxes	360.4	18.1	378.5
Minority interests	(12.0)	5.6	(6.4)

(Loss)/income from continuing operations	$(5,186.7)	$1,789.8	$(3,396.9)

(1)	Represents the financial information of Harrah’s Entertainment.

(2)	Represents the removal of (i) the financial information of all subsidiaries of Harrah’s Entertainment that are not a component of HOC, namely, captive insurance companies and the CMBS properties; and (ii) accounts at Harrah’s Entertainment.

(3)	Represents the financial information of HOC.

Harrah’s Operating Company, Inc. (Predecessor)

Condensed Pro Forma Combined Statement of Operations

For the Period from January 1, 2008

Through January 27, 2008

(Unaudited)

(In millions)	Harrah’s Entertainment(1)	HET Parent and Other Harrah’s Entertainment Subsidiaries and Accounts(2)	Historical HOC(3)	CMBS Transactions(4)	London Clubs Transfer(5)	HOC Restructured
Revenues
Casino	$614.6	$(29.5)	$585.1	$(116.4)	$29.5	$498.2
Food and beverage	118.4	(4.7)	113.7	(41.1)	4.7	77.3
Rooms	96.4	(0.4)	96.0	(40.4)	0.4	56.0
Management fees	5.0	(0.1)	4.9	—	0.1	5.0
Other	42.7	(1.4)	41.3	(14.4)	1.1	28.0
Less: casino promotional allowances	(117.0)	1.8	(115.2)	30.0	(1.8)	(87.0)

Net revenues	760.1	(34.3)	725.8	(182.3)	34.0	577.5

Operating expenses
Direct
Casino	340.6	(24.5)	316.1	(55.4)	24.5	285.2
Food and beverage	50.5	(1.8)	48.7	(20.2)	1.8	30.3
Rooms	19.6	(0.2)	19.4	(8.9)	0.2	10.7
Property general, administrative and other	178.2	(2.0)	176.2	(42.0)	7.5	141.7
Depreciation and amortization	63.5	(1.6)	61.9	(16.0)	1.6	47.5
Write-downs, reserves and recoveries	4.7	—	4.7	(4.5)	—	0.2
Project opening costs	0.7	(0.7)	—	—	0.7	0.7
Corporate expense	8.5	—	8.5	(34.7)	—	(26.2)
Acquisition and integration costs	125.6	—	125.6	—	—	125.6
Equity in income of nonconsolidated affiliates	(0.5)	—	(0.5)	—	—	(0.5)
Amortization of intangible assets	5.5	(0.2)	5.3	—	0.2	5.5

Total operating expenses	796.9	(31.0)	765.9	(181.7)	36.5	620.7

Loss from operations	(36.8)	(3.3)	(40.1)	(0.6)	(2.5)	(43.2)
Interest expense, net of interest capitalized	(89.7)	—	(89.7)	—	—	(89.7)
Loss on early extinguishments of debt	—	—	—	—	—	—
Other income, including interest income	1.1	(3.3)	(2.2)	4.0	3.3	5.1

(Loss)/income from continuing operations before income taxes and minority interests	(125.4)	(6.6)	(132.0)	3.4	0.8	(127.8)
Income tax benefit	26.0	(4.1)	21.9	(1.2)	0.9	21.6
Minority interests	(1.6)	0.9	(0.7)	0.2	(0.9)	(1.4)

(Loss)/income from continuing operations	$(101.0)	$(9.8)	$(110.8)	$2.4	$0.8	$(107.6)

(1)	Represents the financial information of Harrah’s Entertainment.

(2)	Represents the removal of (i) financial information of all subsidiaries of Harrah’s Entertainment that are not a component of HOC, namely, captive insurance companies and London Clubs and its subsidiaries; and (ii) accounts at Harrah’s Entertainment.

(3)	Represents the historical financial information of HOC.

(4)	Reflects the removal of the operating results of the CMBS properties, pursuant to the CMBS Transactions in which certain properties and operations of HOC were spun-off into a separate borrowing structure and held side-by-side with HOC under Harrah’s Entertainment. The operating expenses of HOC include unallocated costs attributable to services that have been performed by HOC on behalf of the CMBS properties. These costs are primarily related to corporate functions such as accounting, tax, treasury, payroll and benefits administration, risk management, legal, and information management and technology. The CMBS Transactions reflect the push-down of corporate expense of $34.7 million that was unallocated at January 27, 2008. Following the Acquisition, many of these services continue to be provided by HOC pursuant to a shared services agreement with the CMBS properties.

(5)	Reflects the inclusion of the London Clubs operating results pursuant to the London Clubs Transfer, in which London Clubs and its subsidiaries became subsidiaries of HOC.

Harrah’s Operating Company, Inc. (Predecessor)

Condensed Pro Forma Combined Statement of Operations

For the Year Ended

December 31, 2007

(Unaudited)

(In millions)	Harrah’s Entertainment(1)	HET Parent and Other Harrah’s Entertainment Subsidiaries and Accounts(2)	Historical HOC(3)	CMBS Transactions(4)	London Clubs Transfer(5)	HOC Restructured
Revenues
Casino	$8,831.0	$(262.6)	$8,568.4	$(1,748.2)	$262.6	$7,082.8
Food and beverage	1,698.8	(35.5)	1,663.3	(621.9)	35.5	1,076.9
Rooms	1,353.6	(2.8)	1,350.8	(561.9)	2.8	791.7
Management fees	81.5	(0.5)	81.0	—	0.5	81.5
Other	695.9	(10.3)	685.6	(239.1)	6.6	453.1
Less: casino promotional allowances	(1,835.6)	14.1	(1,821.5)	493.4	(14.1)	(1,342.2)

Net revenues	10,825.2	(297.6)	10,527.6	(2,677.7)	293.9	8,143.8

Operating expenses
Direct
Casino	4,595.2	(218.0)	4,377.2	(814.5)	218.0	3,780.7
Food and beverage	716.5	(13.5)	703.0	(301.1)	13.5	415.4
Rooms	266.3	(1.2)	265.1	(120.0)	1.2	146.3
Property general, administrative and other	2,421.7	(61.8)	2,359.9	(608.4)	61.0	1,812.5
Depreciation and amortization	817.2	(14.2)	803.0	(204.8)	14.2	612.4
Impairment of intangible assets	169.6	—	169.6	—	—	169.6
Other write-downs, reserves and recoveries	(59.9)	(109.2)	(169.1)	(22.5)	109.2	(82.4)
Project opening costs	25.5	(15.6)	9.9	(1.9)	15.6	23.6
Corporate expense	138.1	(0.2)	137.9	(38.8)	—	99.1
Merger and integration costs	13.4	—	13.4	—	—	13.4
Equity in (income)/losses of nonconsolidated affiliates	(3.9)	(0.5)	(4.4)	(0.1)	0.5	(4.0)
Amortization of intangible assets	73.5	(2.2)	71.3	(0.5)	2.2	73.0

Total operating expenses	9,173.2	(436.4)	8,736.8	(2,112.6)	435.4	7,059.6

Income/(loss) from operations	1,652.0	138.8	1,790.8	(565.1)	(141.5)	1,084.2
Interest expense, net of interest capitalized	(800.8)	15.5	(785.3)	—	(15.5)	(800.8)
Losses on early extinguishment of debt	(2.0)	2.0	—	—	(2.0)	(2.0)
Other income, including interest income	43.3	(12.4)	30.9	3.9	12.5	47.3

Income/(loss) from continuing operations before income taxes and minority interests	892.5	143.9	1,036.4	(561.2)	(146.5)	328.7
Income tax (provision)/benefit	(350.1)	(44.6)	(394.7)	195.7	46.4	(152.6)
Minority interests	(15.2)	(3.7)	(18.9)	5.9	3.7	(9.3)

Income/(loss) from continuing operations	$527.2	$95.6	$622.8	$(359.6)	$(96.4)	$166.8

(1)	Represents the financial information of Harrah’s Entertainment.

(2)	Represents the removal of (i) the financial information of all subsidiaries of Harrah’s Entertainment that are not a component of HOC, namely, captive insurance companies and London Clubs and its subsidiaries; and (ii) accounts at Harrah’s Entertainment.

(3)	Represents the historical financial information of HOC.

(4)	Reflects the removal of the operating results of the CMBS properties, pursuant to the CMBS Transactions in which certain properties and operations of HOC were spun-off into a separate borrowing structure and held side-by-side with HOC under Harrah’s Entertainment. The operating expenses of HOC include unallocated costs attributable to services that have been performed by HOC on behalf of the CMBS properties. These costs are primarily related to corporate functions such as accounting, tax, treasury, payroll and benefits administration, risk management, legal, and information management and technology. The CMBS Transactions reflect the push-down of corporate expense of $38.8 million that was unallocated at December 31, 2007. Following the Acquisition, many of these services continue to be provided by HOC pursuant to a shared services agreement with the CMBS properties.

(5)	Reflects the inclusion of the London Clubs operating results pursuant to the London Clubs Transfer, in which London Clubs and its subsidiaries became subsidiaries of HOC.

Harrah’s Operating Company, Inc. (Successor)

Condensed Pro Forma Combined Statement of Cash Flows

For the Period from January 28, 2008

Through December 31, 2008

(Unaudited)

(In millions)	Harrah’s Entertainment (1)	HET Parent and Other Harrah’s Entertainment Subsidiaries and Accounts (2)	HOC (3)
Cash flows provided by operating activities	$522.1	$(154.7)	$367.4

Cash flows from investing activities
Land, buildings, riverboats and equipment additions	(1,169.3)	139.5	(1,029.8)
Insurance proceeds for hurricane losses from asset recovery	181.4	—	181.4
Payment for Merger	(17,490.2)	17,490.2	—
Investments in and advances to nonconsolidated affiliates	(5.9)	—	(5.9)
Proceeds from other asset sales	5.1	(0.2)	4.9
Decrease in construction payables	(12.1)	10.5	(1.6)
Other	(23.2)	5.8	(17.4)

Cash flows used in investing activities	(18,514.2)	17,645.8	(868.4)

Cash flows from financing activities
Proceeds from issuance of long-term debt, net of issue costs	21,313.4	(6,329.9)	14,983.5
Repayments under lending agreements	(6,760.5)	(0.2)	(6,760.7)
Early extinguishments of debt	(1,941.5)	—	(1,941.5)
Premiums paid on early extinguishments of debt	(225.9)	—	(225.9)
Scheduled debt retirements	(6.5)	—	(6.5)
Payment to bondholders for debt exchange	(289.0)	—	(289.0)
Equity contribution from buyout	6,007.0	(6,007.0)	—
Minority interests’ contributions, net	(14.6)	5.8	(8.8)
Proceeds from the exercises of stock options	—	2.4	2.4
Excess tax benefit from stock equity plans	(50.5)	50.5	—
Other	(4.9)	0.2	(4.7)
Transfers from affiliates	—	(5,238.7)	(5,238.7)

Cash flows provided by financing activities	18,027.0	(17,516.9)	510.1

Cash flows from discontinued operations
Cash flows from operating activities	4.7	—	4.7
Cash flows from investing activities	—	—	—

Cash flows used in discontinued operations	4.7	—	4.7

Net increase in cash and cash equivalents	39.6	(25.8)	13.8
Cash and cash equivalents, beginning of period	610.9	(177.3)	433.6

Cash and cash equivalents, end of period	$650.5	$(203.1)	$447.4

(1)	Represents the financial information of Harrah’s Entertainment.

(2)	Represents the removal of (i) the financial information of all subsidiaries of Harrah’s Entertainment that are not a component of HOC, namely captive insurance companies and the CMBS properties; and (ii) accounts at Harrah’s Entertainment.

(3)	Represents the financial information of HOC.

Harrah’s Operating Company, Inc. (Predecessor)

Condensed Pro Forma Combined Statement of Cash Flows

For the Period from January 1, 2008

Through January 27, 2008

(Unaudited)

(In millions)	Harrah’s Entertainment(1)	HET Parent and Other Harrah’s Entertainment Subsidiaries and Accounts(2)	Historical HOC(3)	CMBS Transactions(4)	London Clubs Transfer(5)	HOC Restructured
Cash flows provided by/(used in) operating activities	$7.2	$(69.3)	$(62.1)	$(1.7)	$14.0	$(49.8)

Cash flows from investing activities
Land, buildings, riverboats and equipment additions	(117.4)	18.3	(99.1)	26.6	(11.1)	(83.6)
Payments for businesses acquired, net of cash acquired	0.1	(0.1)	—	—	0.1	0.1
Proceeds from other asset sales	3.1	—	3.1	(3.0)	—	0.1
(Decrease)/increase in construction payables	(8.2)	—	(8.2)	10.9	—	2.7
Other	(1.7)	—	(1.7)	0.5	—	(1.2)

Cash flows (used in)/provided by investing activities	(124.1)	18.2	(105.9)	35.0	(11.0)	(81.9)

Cash flows from financing activities
Proceeds from issuance of long-term debt, net of issue costs	11,316.3	—	11,316.3	—	—	11,316.3
Repayments under lending agreements	(11,288.8)	0.2	(11,288.6)	—	—	(11,288.6)
Early extinguishments of debt	(87.7)	—	(87.7)	—	—	(87.7)
Minority interests’ distributions, net of contributions	(1.6)	—	(1.6)	—	—	(1.6)
Proceeds from exercises of stock options	2.4	(2.4)	—	—	—	—
Excess tax benefit from stock equity plans	77.5	(77.5)	—	—	—	—
Transfers (to)/from affiliates	—	112.2	112.2	10.2	10.9	133.3
Other	(0.8)	—	(0.8)	—	—	(0.8)

Cash flows provided by/(used in) financing activities	17.3	32.5	49.8	10.2	10.9	70.9

Cash flows from discontinued operations
Cash flows from operating activities	0.5	—	0.5	—	—	0.5
Cash flows from investing activities	—	—	—	—	—	—

Cash flows provided by discontinued operations	0.5	—	0.5	—	—	0.5

Net (decrease)/increase in cash and cash equivalents	(99.1)	(18.6)	(117.7)	43.5	13.9	(60.3)
Cash and cash equivalents, beginning of period	710.0	(137.2)	572.8	(132.7)	53.8	493.9

Cash and cash equivalents, end of period	$610.9	$(155.8)	$455.1	$(89.2)	$67.7	$433.6

(1)	Represents the financial information of Harrah’s Entertainment.

(2)	Represents the removal of (i) the financial information of all subsidiaries of Harrah’s Entertainment that are not a component of HOC, namely, captive insurance companies and London Clubs and its subsidiaries; and (ii) accounts at Harrah’s Entertainment.

(3)	Represents the historical financial information of HOC.

(4)	Reflects the removal of the operating results of the CMBS properties, pursuant to the CMBS Transactions in which certain properties and operations of HOC were spun-off into a separate borrowing structure and held side-by-side with HOC under Harrah’s Entertainment. The operating expenses of HOC include unallocated costs attributable to services that have been performed by HOC on behalf of the CMBS properties. These costs are primarily related to corporate functions such as accounting, tax, treasury, payroll and benefits administration, risk management, legal, and information management and technology. Following the Acquisition, many of these services continue to be provided by HOC pursuant to a shared services agreement with the CMBS properties.

(5)	Reflects the inclusion of the London Clubs operating results pursuant to the London Clubs Transfer, in which London Clubs and its subsidiaries became subsidiaries of HOC.

Harrah’s Operating Company, Inc. (Predecessor)

Condensed Pro Forma Combined Statement of Cash Flows

For the Year Ended

December 31, 2007

(Unaudited)

(In millions)	Harrah’s Entertainment(a)	HET Parent and Other Harrah’s Entertainment Subsidiaries and Accounts (b)	Historical HOC (a) (b) (c)	CMBS Transactions (d)	London Clubs Transfer (e)	HOC Restructured (c) (d) (e)
Cash flows provided by/(used in) operating activities	$1,508.8	$616.0	$2,124.8	$(566.0)	$(633.4)	$925.4

Cash flows from investing activities
Land, buildings, riverboats and equipment additions	(1,379.5)	83.0	(1,296.5)	384.3	(83.0)	(995.2)
Insurance proceeds for hurricane losses from asset recovery	29.1	—	29.1	—	—	29.1
Payment for businesses acquired, net of cash acquired	(584.3)	4.2	(580.1)	—	(4.2)	(584.3)
Investments in and advances to nonconsolidated affiliates	(1.8)	—	(1.8)	—	—	(1.8)
Proceeds from other asset sales	99.6	—	99.6	(2.4)	—	97.2
Increase/(decrease)/increase in construction payables	2.8	—	2.8	(11.4)	—	(8.6)
Other	(89.5)	—	(89.5)	4.7	—	(84.8)

Cash flows (used in)/provided by investing activities	(1,923.6)	87.2	(1,836.4)	375.2	(87.2)	(1,548.4)

Cash flows from financing activities
Proceeds from issuance of long-term debt, net of issue costs	39,124.4	(52.1)	39,072.3	—	52.1	39,124.4
Repayments under lending agreements	(37,619.5)	1.9	(37,617.6)	—	(1.9)	(37,619.5)
Scheduled debt retirements	(1,001.7)	—	(1,001.7)	—	—	(1,001.7)
Early extinguishments of debt	(120.1)	120.1	—	—	(120.1)	(120.1)
Dividends paid	(299.2)	—	(299.2)	—	—	(299.2)
Proceeds from exercises of stock options	126.2	—	126.2	—	—	126.2
Excess tax benefit from stock equity plans	51.7	—	51.7	—	—	51.7
Minority interests’ distributions, net	(20.0)	—	(20.0)	7.0	—	(13.0)
Other	(5.3)	—	(5.3)	0.1	—	(5.2)
Transfers (to)/from affiliates	—	(820.7)	(820.7)	209.2	820.7	209.2

Cash flows provided by/(used in) financing activities	236.5	(750.8)	(514.3)	216.3	750.8	452.8

Cash flows from discontinued operations
Cash flows from operating activities	88.9	—	88.9	—	—	88.9
Cash flows from investing activities	(0.2)	—	(0.2)	—	—	(0.2)

Cash flows provided by discontinued operations	88.7	—	88.7	—	—	88.7

Net (decrease)/increase in cash and cash equivalents	(89.6)	(47.6)	(137.2)	25.5	30.2	(81.5)
Cash and cash equivalents, beginning of period	799.6	(89.6)	710.0	(158.2)	23.6	575.4

Cash and cash equivalents, end of period	$710.0	$(137.2)	$572.8	$(132.7)	$53.8	$493.9

(a)	Represents the financial information of Harrah’s Entertainment.

(b)	Represents the removal of (i) financial information of all subsidiaries of Harrah’s Entertainment that are not a component of HOC, namely, captive insurance companies and London Clubs and its subsidiaries; and (ii) accounts at Harrah’s Entertainment.

(c)	Represents the historical financial information of HOC.

(d)

Reflects the removal of the operating results of the CMBS properties, pursuant to the CMBS Transactions in which certain properties and operations of HOC were spun-off into a separate borrowing structure and held side-by-side with HOC under Harrah’s Entertainment. The operating expenses of HOC include unallocated costs attributable to services that have been performed by HOC on behalf of the CMBS properties. These costs are primarily related to corporate functions such as accounting, tax, treasury, payroll and benefits administration, risk management, legal, and information management and technology. Following the Acquisition, many of these services continue to be provided by HOC pursuant to a shared services agreement with the CMBS properties.

(e)	Reflects the inclusion of the London Clubs operating results pursuant to the London Clubs Transfer, in which London Clubs and its subsidiaries became subsidiaries of HOC.

In accordance with Generally Accepted Accounting Principles (“GAAP”), we have separated our historical financial results for the Successor period and the Predecessor period; however, we have also combined the Successor and Predecessor periods results for the year ended December 31, 2008, in the presentations below because we believe that it enables a meaningful presentation and comparison of results. As a result of the application of purchase accounting as of the Merger date, financial information for the Successor period and the Predecessor periods are presented on different bases and are, therefore, not comparable.

Because 2008 (Loss)/income from operations includes significant impairment charges, the following tables also present Income/(loss) from operations before impairment charges to provide a more meaningful comparisons of results. This presentation is not in accordance with GAAP.

OVERALL SUMMARY STATEMENT OF OPERATIONS INFORMATION FOR HOC

Year-to-Date Results

	Successor	Predecessor
Overall (In millions)	Jan. 28, 2008 through Dec. 31, 2008	Jan. 1, 2008 through Jan. 27, 2008	Combined 2008	Predecessor		Percentage Increase/(Decrease)
				2007	2006	08 vs 07	07 vs 06
Casino revenues	$5,962.6	$498.2	$6,460.8	$7,082.8	$6,194.7	(8.8)%	14.3%

Total revenues	$7,117.7	$577.5	$7,695.2	$8,143.8	$7,137.9	(5.5)%	14.1%

Income/(loss) operations before impairment charges	$908.8	$(43.2)	$865.6	$1,253.8	$1,019.3	(31.0)%	23.0%
Impairment of intangible assets	(3,745.2)	—	(3,745.2)	(169.6)	(20.7)	N/M	N/M

(Loss)/income from operations	$(2,836.4)	$(43.2)	$(2,879.6)	$1,084.2	$998.6	N/M	8.6%

(Loss)/income from continuing operations	$(3,396.9)	$(107.6)	$(3,504.5)	$166.8	$171.0	N/M	(2.5)%

Operating margin before impairment charges	12.8%	(7.5)%	11.2%	15.4%	14.3%	(4.2)pts	1.1pts

N/M=Not Meaningful

The decrease in 2008 revenues was primarily attributable to turbulent economic conditions in the United States that have reduced, in some cases dramatically, customer visitation to our casinos. The impact of a smoking ban in Illinois, heavy rains and flooding affecting visitor volumes at our properties in the Midwest and the temporary closure of Gulf Coast properties due to a hurricane also contributed to the decline in 2008 revenues. Income from continuing operations was also impacted by charges for impairment of certain goodwill and other intangible assets; expense incurred in connection with the Merger, primarily related to the accelerated vesting of employee stock options, stock appreciation rights (“SARs”) and restricted stock; and higher interest expense, partially offset by net gains from early extinguishments of debt and proceeds from the settlement of insurance claims related to hurricane damage in 2005.

The increase in 2007 revenues was driven by strong results from our properties in Las Vegas, the opening of slot play at Harrah’s Chester in January 2007, contributions from properties included in our acquisition of London Clubs International Limited (London Clubs) in late 2006 and a full year’s results from Harrah’s New Orleans and Grand Casino Biloxi, which were closed for a portion of 2006 due to hurricane damage in 2005. Income from operations was impacted by insurance proceeds, impairment charges related to certain intangible assets and the effect on the Atlantic City market of slot operations at facilities in Pennsylvania and New York and the implementation of new smoking regulations in New Jersey, all of which are discussed in the following regional discussions.

REGIONAL RESULTS AND DEVELOPMENT PLANS

The executive officers of HOC review operating results, assess performance and make decisions related to the allocation of resources on a property-by-property basis. We, therefore, believe that each property is an operating segment and that it is appropriate to aggregate and present our operations as one reportable segment. In order to provide more detail than would be possible on a consolidated basis, our properties have been grouped as follows to facilitate discussion of our operating results:

Las Vegas	Atlantic City	Louisiana/Mississippi	Iowa/Missouri
Caesars Palace	Bally’s Atlantic City	Harrah’s New Orleans	Harrah’s St. Louis

Bally’s Las Vegas	Caesars Atlantic City	Harrah’s Louisiana Downs	Harrah’s North Kansas City

Imperial Palace	Showboat Atlantic City	Horseshoe Bossier City	Harrah’s Council Bluffs

Bill’s Gamblin’ Hall	Harrah’s Chester(1)	Grand Biloxi	Horseshoe Council Bluffs/

		Harrah’s Tunica(2)	Bluffs Run

Horseshoe Tunica

Sheraton Tunica

Illinois/Indiana	Other Nevada	Managed/International/Other
Horseshoe Southern Indiana(3)	Harrah’s Reno	Harrah’s Ak-Chin(4)

Harrah’s Joliet(1)	Harrah’s Lake Tahoe	Harrah’s Cherokee(4)

Harrah’s Metropolis	Harveys Lake Tahoe	Harrah’s Prairie Band (through 6/30/07)(4)

Horseshoe Hammond	Bill’s Lake Tahoe	Harrah’s Rincon(4)

Conrad Punta del Este(1)

Caesars Windsor(5)

London Clubs International(6)

(1)	Not wholly-owned by HOC.

(2)	Re-branded from Grand Casino Tunica in May 2008.

(3)	Re-branded from Caesars Indiana in July 2008.

(4)	Managed, not owned.

(5)	We have a 50 percent interest in Windsor Casino Limited, which manages this property. The province of Ontario owns the complex. The property was re-branded from Casino Windsor in June 2008.

(6)	Operates 11 casino clubs in the United Kingdom, 3 in Egypt and 1 in South Africa.

Included in income from operations for each grouping are project opening costs, impairment of goodwill and other intangible assets and write-downs, reserves and recoveries. Project opening costs include costs incurred in connection with the integration of acquired properties into Harrah’s Entertainment’s systems and technology and costs incurred in connection with expansion and renovation projects at various properties.

We perform annual assessments for impairment of goodwill and other intangible assets that are not subject to amortization as of September 30 each year. Based on projected performance, which reflects factors impacted by current market conditions, including lower valuation multiples for gaming assets; higher discount rates resulting from on-going turmoil in the credit markets; and the completion of our annual budget and forecasting process, our 2008 analysis indicated that certain of our goodwill and other intangible assets were impaired. A charge of $3.7 billion was recorded to our Condensed Pro Forma Combined Statement of Operations in fourth quarter 2008. Our 2007 analysis determined that, based on historical and projected performance, intangible assets at London Clubs and Caesars Indiana had been impaired, and we recorded impairment charges of $169.6 million in fourth quarter 2007. Our 2006 analysis indicated that, based on the historical performance and projected performance of Harrah’s Louisiana Downs, intangible assets of that property had been impaired, and a charge of $20.7 million was recorded in fourth quarter 2006. Our 2008, 2007 and 2006 analyses of the tangible assets, applying the provisions of SFAS No. 144, indicated that the carrying value of the tangible assets was not impaired.

Write-downs, reserves and recoveries include various pretax charges to record asset impairments, contingent liability reserves, project write-offs, demolition costs and recoveries of previously recorded reserves and other non-routine transactions. The components of Write-downs, reserves and recoveries were as follows:

	Successor	Predecessor
(In millions)	Jan. 28, 2008 through Dec. 31, 2008	Jan. 1, 2008 through Jan. 27, 2008	Combined 2008	Predecessor
				2007	2006
Remediation costs	$2.5	$—	$2.5	$—	$—
Impairment of long-term assets	38.3	—	38.3	—	20.0
Write-off of abandoned assets	30.6	0.6	31.2	10.2	—
Efficiency projects	28.6	—	28.6	21.5	5.2
Termination of contracts	14.4	—	14.4	—	—
Litigation awards and settlements	1.1	—	1.1	8.5	32.1
Demolition costs	8.0	0.1	8.1	5.7	7.2
Other	1.8	(0.5)	1.3	2.0	2.3
Insurance proceeds in excess of deferred costs	(185.4)	—	(185.4)	(130.3)	(10.2)

	$(60.1)	$0.2	$(59.9)	$(82.4)	$56.6

Remediation costs relate to room remediation projects at certain of our Las Vegas properties.

Impairment of long-term assets in 2008 represents declines in the market value of certain assets that are held for sale and reserves for amounts that are not expected to be recovered for other non-operating assets. The impairment in 2006 resulted from an assessment of certain bonds classified as held-to-maturity and the determination that they were highly uncollectible.

Write-off of abandoned assets represents costs associated with various projects that are determined to no longer be viable.

Efficiency projects in 2006 and 2007 represents costs incurred to identify efficiencies and cost savings in our corporate organization. Expense in 2008 represents costs related to additional projects aimed at stream-lining corporate and operations functions to achieve further cost savings and efficiencies.

Termination of contracts in 2008 represents amounts recognized in connection with abandonment of buildings under long-term lease arrangements.

Insurance proceeds in excess of deferred costs represents proceeds received from our insurance carriers for hurricane damages incurred in 2005. The proceeds included in Write-downs, reserves and recoveries are for those properties that we still own and operate. Proceeds related to properties that were subsequently sold are included in Discontinued operations in our Consolidated Statements of Operations.

LAS VEGAS RESULTS

Year-to-Date Results

	Successor	Predecessor
(In millions)	Jan. 28, 2008 through Dec. 31, 2008	Jan. 1, 2008 through Jan. 27, 2008	Combined 2008	Predecessor		Percentage Increase/(Decrease)
				2007	2006	08 vs 07	07 vs 06
Casino revenues	$677.5	$67.7	$745.2	$903.6	$700.0	(17.5)%	29.1%

Total revenues	$1,318.9	$118.5	$1,437.4	$1,626.7	$1,381.1	(11.6)%	17.8%

Income from operations before impairment charges	$252.1	$29.7	$281.8	$417.2	$341.9	(32.5)%	22.0%
Impairment of intangible assets	(1,121.4)	—	(1,121.4)	—	—	N/M	N/M

(Loss)/income from operations	$(869.3)	$29.7	$(839.6)	$417.2	$341.9	N/M	22.0%

Operating margin before impairment charges	19.1%	25.1%	19.6%	25.6%	24.8%	(6.0)pts	0.8pts

N/M=Not Meaningful

The declines in revenues and income from operations in 2008 reflect lower visitation and spend per trip as our customers reacted to higher travel costs, volatility in the financial markets and other economic concerns. Fewer hotel rooms available at Caesars Palace due to re-modeling also contributed to the 2008 decline. Income from operations for Las Vegas includes charges of $1.1 billion recorded in fourth quarter 2008 for the impairment of certain goodwill and other non-amortizing intangible assets. The impairment charge is included in Write-downs, reserves and recoveries in our Condensed Pro Forma Combined Statement of Operations for the Period from January 28, 2008, through December 31, 2008.

An expansion and renovation of Caesars Palace Las Vegas is underway, which will include a hotel tower with approximately 660 rooms, including 75 luxury suites, 110,000 square feet of additional meeting and convention space, three 10,000 square foot villas and an expanded pool and garden area. We have announced that we will defer completion of the hotel tower expansion as a result of current economic conditions impacting the Las Vegas tourism sector. The estimated total capital expenditures for the project, excluding the costs to complete the deterred rooms, are expected to be $681 million, $335.2 million of which had been spent as of December 31, 2008. This expansion is scheduled for completion in mid-summer 2009.

Increases in revenues and income from operations in 2007 were generated by increased visitor volume, cross-market play (defined as gaming by customers at Harrah’s Entertainment properties other than their “home” casinos) and the acquisition of Bill’s Gamblin’ Hall & Saloon.

On February 27, 2007, we exchanged certain real estate that we owned on the Las Vegas Strip for property located at the northeast corner of Flamingo Road and Las Vegas Boulevard between Bally’s Las Vegas and Flamingo Las Vegas. We began operating the acquired property on March 1, 2007, as Bill’s Gamblin’ Hall & Saloon, and its results are included in our operating results from the date of its acquisition.

ATLANTIC CITY RESULTS

Year-to-Date Results
	Successor	Predecessor
(In millions)	Jan. 28, 2008 through Dec. 31, 2008	Jan. 1, 2008 through Jan. 27, 2008	Combined 2008	Predecessor		Percentage Increase/(Decrease)
				2007	2006	08 vs 07	07 vs 06
Casino revenues	$1,630.5	$128.7	$1,759.2	$1,916.7	$1,643.8	(8.2)%	16.6%

Total revenues	$1,650.8	$125.8	$1,776.6	$1,872.6	$1,596.6	(5.1)%	17.3%

Income from operations before impairment charges	$205.8	$8.0	$213.8	$263.2	$308.0	(18.8)%	(14.5)%
Impairment of intangible assets	(514.5)	—	(514.5)	—	—	N/M	N/M

(Loss)/income from operations	$(308.7)	$8.0	$(300.7)	$263.2	$308.0	N/M	(14.5)%

Operating margin before impairment charges	12.5%	6.4%	12.0%	14.1%	19.3%	(2.1)pts	(5.2)pts

N/M=Not Meaningful

Combined 2008 revenues and income from operations for the Atlantic City region were down from 2007 due to reduced visitor volume and spend per trip, and higher operating costs, including utilities and employee benefits. Declines were partially offset by favorable results from Harrah’s Chester. The Atlantic City market continues to be affected by the opening of three slot parlors in eastern Pennsylvania and one in Yonkers, New York, and smoking restrictions in Atlantic City. Income from operations for the Atlantic City region includes a charge of $514.5 million recorded in fourth quarter 2008 for the impairment of certain goodwill and other non-amortizing intangible assets. The impairment charge is included in Write-downs, reserves and recoveries in our Condensed Pro Forma Combined Statement of Operations for the Period from January 28, 2008, through December 31, 2008.

Atlantic City regional revenues were higher in 2007 as compared to 2006 due to the inclusion of Harrah’s Chester, which opened for simulcasting and live harness racing on September 10, 2006, and for slot play on January 22, 2007. The Atlantic City market was affected by the opening of slot operations at the three facilities in eastern Pennsylvania and one in New York, and the implementation of new smoking regulations in New Jersey, resulting in lower revenues for the market. Additionally, promotional and marketing costs aimed at attracting and retaining customers and a shift of revenues from Atlantic City to Pennsylvania, where tax rates are higher, resulted in higher operating expenses as compared to 2006.

2006 revenues and income from operations were negatively impacted by a three-day government-imposed casino shutdown during the year. Casinos in Atlantic City were closed from July 5 until July 8, 2006, as non-essential state agencies, including the New Jersey Casino Control Commission, were shut down by the state due to lack of a budget agreement for the state. In New Jersey, Casino Control Commission Inspectors must be on site in order for casinos to operate.

LOUISIANA/MISSISSIPPI RESULTS

Year-to-Date Results

	Successor	Predecessor
(In millions)	Jan. 28, 2008 through Dec. 31, 2008	Jan. 1, 2008 through Jan. 27, 2008	Combined 2008	Predecessor		Percentage Increase/(Decrease)
				2007	2006	08 vs 07	07 vs 06
Casino revenues	$1,252.7	$99.0	$1,351.7	$1,462.5	$1,351.4	(7.6)%	8.2%

Total revenues	$1,340.8	$106.1	$1,446.9	$1,538.7	$1,384.3	(6.0)%	11.2%

Income from operations before impairment charges	$357.2	$10.1	$367.3	$352.1	$254.1	4.3%	38.6%
Impairment of intangible assets	(328.9)	—	(328.9)	—	(20.7)	N/M	N/M

Income from operations	$28.3	$10.1	$38.4	$352.1	$233.4	(89.1)%	50.9%

Operating margin before impairment charges	26.6%	9.5%	25.4%	22.9%	18.4%	2.5pts	4.5pts

N/M=Not Meaningful

Grand Casino Gulfport was sold in March 2006, and Harrah’s Lake Charles was sold in November 2006. Results of Grand Casino Gulfport and Harrah’s Lake Charles, through their sales dates, are classified as discontinued operations and are, therefore, not included in our Louisiana/Mississippi grouping.

Combined revenues for 2008 were lower than in 2007 due to declines in visitation, hurricane-related evacuations and temporary closures of our two Gulf Coast properties during third quarter and disruptions during the renovation at Harrah’s Tunica (formerly Grand Casino Tunica). Income from operations includes a charge of $328.9 million recorded in fourth quarter 2008 for the impairment of certain goodwill and other non-amortizing intangible assets, which was partially offset by insurance proceeds of $185.4 million that were in excess of the net book value of the impacted assets and costs and expenses that were reimbursed under our business interruption claims related to 2005 hurricane damage. All proceeds from claims related to the 2005 hurricanes have now been received. The impairment charge and insurance proceeds are included in Write-downs, reserves and recoveries in our Condensed Pro Forma Combined Statement of Operations for the Period from January 28, 2008, through December 31, 2008.

In May 2008, Grand Casino Resort in Tunica, Mississippi, was re-branded to Harrah’s Tunica. In connection with the re-branding, renovations to the property costing approximately $30.3 million were completed. In conjunction with the renovation and re-branding project, a strategic alliance with Food Network star, Paula Deen, was formed, and a new Paula Deen Buffet also opened in May 2008.

Combined 2007 revenues from our operations in Louisiana and Mississippi were higher than in 2006 due to contributions from Harrah’s New Orleans and Grand Casino Biloxi, which were closed for a portion of 2006 due to damages caused by Hurricane Katrina. Income from operations for the years ended December 31, 2007 and 2006, includes insurance proceeds of $130.3 million and $10.2 million, respectively, that are in excess of the net book value of the impacted assets and costs and expenses that are expected to be reimbursed under our business interruption claims. Income from operations was negatively impacted by increased promotional spending in the Tunica market and higher depreciation expense related to the 26-story, 450-room hotel at Harrah’s New Orleans that opened in September 2006.

Construction began in third quarter 2007 on Margaritaville Casino & Resort in Biloxi. In 2008, we decided to slow construction of this project as we refine the design of the project and explore alternatives related to the project and its financing. We are adjusting our plan for development to better align with the economic environment, market conditions on the Gulf Coast and the current financing environment. We license the Margaritaville name from an entity affiliated with the singer/songwriter Jimmy Buffett. As of December 31, 2008, $175.2 million had been spent on this project.

IOWA/MISSOURI RESULTS

Year-to-Date Results

	Successor	Predecessor
(In millions)	Jan. 28, 2008 through Dec. 31, 2008	Jan. 1, 2008 through Jan. 27, 2008	Combined 2008	Predecessor		Percentage Increase/(Decrease)
				2007	2006	08 vs 07	07 vs 06
Casino revenues	$678.7	$52.5	$731.2	$764.1	$770.6	(4.3)%	(0.8)%

Total revenues	$727.0	$55.8	$782.8	$811.4	$809.7	(3.5)%	0.2%

Income from operations before impairment charges	$157.2	$7.7	$164.9	$143.6	$132.2	14.8%	8.6%
Impairment of intangible assets	(49.0)	—	(49.0)	—	—	N/M	N/M

(Loss)/Income from operations	$108.2	$7.7	$115.9	$143.6	$132.2	(19.3)%	8.6%

Operating margin before impairment charges	21.6%	13.8%	21.1%	17.7%	16.3%	3.4 pts	1.4pts

N/M=Not Meaningful

Combined 2008 revenues at our Iowa and Missouri properties were lower than last year, driven primarily by Harrah’s St. Louis, where the opening of a new facility by a competitor impacted results. Income from operations for Iowa/Missouri includes a charge of $49.0 million recorded in fourth quarter 2008 for the impairment of certain non-amortizing intangible assets. The impairment charge is included in Write-downs, reserves and recoveries in our Condensed Pro Forma Combined Statement of Operations for the Period from January 28, 2008, through December 31, 2008. Partially offsetting the impairment were favorable results due to cost savings and lower depreciation and amortization.

The increases in combined revenues and income from operations for 2007 were driven primarily by the capital improvements completed in March 2006 at Horseshoe Council Bluffs and higher operating margins at most properties in the group, driven by efficiencies and cost savings.

In March 2006, following an $87 million renovation and expansion, the former Bluffs Run Casino became Horseshoe Council Bluffs. Horseshoe Council Bluffs was the first property to be converted to a Horseshoe since we acquired the brand. The Bluffs Run Greyhound Racetrack remains in operation at the property.

ILLINOIS/INDIANA RESULTS

Year-to-Date Results

	Successor	Predecessor
(In millions)	Jan. 28, 2008 through Dec. 31, 2008	Jan. 1, 2008 through Jan. 27, 2008	Combined 2008	Predecessor		Percentage Increase/(Decrease)
				2007	2006	08 vs 07	07 vs 06
Casino revenues	$1,102.5	$86.9	$1,189.4	$1,330.8	$1,277.3	(10.6)%	4.2%

Total revenues	$1,098.7	$85.5	$1,184.2	$1,285.8	$1,239.5	(7.9)%	3.7%

Income from operations before impairment charges	$111.2	$8.7	$119.9	$195.7	$225.2	(38.7)%	(13.1)%
Impairment of intangible assets	(617.1)	—	(617.1)	(60.4)	—	N/M	N/M

(Loss)/income from operations	$(505.9)	$8.7	$(497.2)	$135.3	$225.2	N/M	(39.9)%

Operating margin before impairment charges	10.1%	10.2%	10.1%	15.2%	18.2%	(5.1)pts	(3.0)pts

N/M=Not Meaningful

Combined 2008 revenues and income from operations were lower than last year due to reduced overall customer volumes and spend per trip, the imposition of a smoking ban in Illinois and heavy rains and flooding,. Horseshoe Southern Indiana, formerly Caesars Indiana, was closed for four days in March 2008 due to flooding in the area. Combined revenues were boosted by the August opening of the $497.9 million renovation and expansion at Horseshoe Hammond, which includes a two-level entertainment vessel including a 108,000-square-foot casino. Income from operations for Illinois/Indiana includes a charge of $617.1 million recorded in fourth quarter 2008 for the impairment of certain goodwill and other non-amortizing intangible assets. The impairment charge is included in Write-downs, reserves and recoveries in our Condensed Pro Forma Combined Statement of Operations for the Period from January 28, 2008, through December 31, 2008.

In July 2008, Caesars Indiana was re-branded to Horseshoe Southern Indiana. The re-branding and renovation project cost approximately $52.3 million.

Combined 2007 revenues from our properties in Illinois and Indiana increased over 2006 revenues; however, income from operations was lower than the prior year due primarily to an impairment charge in 2007 related to certain intangible assets at Caesars Indiana. Our 2007 annual assessments for impairment of goodwill and other intangible assets that are not subject to amortization indicated that, based on the projected performance of Caesars Indiana, its intangible assets were impaired, and a charge of $60.4 million was taken in fourth quarter 2007. Also contributing to the decline in income from operations were increased real estate taxes in Indiana and a 3% tax assessed by Illinois against certain gaming operations in July 2006. Higher non-operating expenses in 2007 also impacted income from operations.

OTHER NEVADA RESULTS

Year-to-Date Results

	Successor	Predecessor
(In millions)	Jan. 28, 2008 through Dec. 31, 2008	Jan. 1, 2008 through Jan. 27, 2008	Combined 2008	Predecessor		Percentage Increase/(Decrease)
				2007	2006	08 vs 07	07 vs 06
Casino revenues	$294.8	$19.5	$314.3	$356.1	$366.9	(11.7)%	(2.9)%

Total revenues	$379.5	$26.8	$406.3	$454.2	$468.8	(10.5)%	(3.1)%

Income/(loss) from operations before impairment charges	$39.0	$(1.9)	$37.1	$48.1	$64.4	(22.9)%	(25.3)%
Impairment of intangible assets	(217.5)	—	(217.5)	—	—	N/M	N/M

(Loss)/income from operations	$(178.5)	$(1.9)	$(180.4)	$48.1	$64.4	N/M	(25.3)%

Operating margin before impairment charges	10.3%	(7.1)%	9.1%	10.6%	13.7%	(1.5)pts	(3.1)pts

N/M=Not	Meaningful

Combined 2008 revenues and income from operations from our Nevada properties outside of Las Vegas were lower than in 2007 due to lower customer spend per trip, the opening of an expansion at a competing property in Reno and higher costs aimed at attracting and retaining customers. Income from operations was also impacted by a charge of $217.5 million recorded in fourth quarter 2008 for the impairment of certain goodwill and other non-amortizing intangible assets. The impairment charge is included in Write-downs, reserves and recoveries in our 2008 Condensed Pro Forma Combined Statement of Operations for the Period from January 28, 2008, through December 31, 2008.

2007 revenues and income from operations from our Nevada properties outside of Las Vegas were lower than 2006 due to higher customer complimentary costs and lower unrated play and retail customer visitation. We define retail customers as Total Rewards customers who typically spend up to $50 per visit. Also contributing to the year-over-year declines were poor ski conditions in the Lake Tahoe market in the first quarter of 2007, a poor end to the spring ski season and fires in the Lake Tahoe area in late June.

MANAGED/INTERNATIONAL/OTHER

	Successor	Predecessor
(In millions)	Jan. 28, 2008 through Dec. 31, 2008	Jan. 1, 2008 through Jan. 27, 2008	Combined 2008	Predecessor		Percentage Increase/(Decrease)
				2007	2006	08 vs 07	07 vs 06
Revenues
Managed	$59.2	$5.0	$64.2	$81.5	$89.1	(21.2)%	(8.5)%
International	381.0	45.9	426.9	396.4	99.8	7.7%	N/M
Other	161.8	8.1	169.9	76.5	69.0	N/M	10.9%

Total revenues	$602.0	$59.0	$661.0	$554.4	$257.9	19.2%	N/M

Loss from operations
Managed	$22.1	$4.0	26.1	$64.7	$72.1	(59.7)%	(10.3)%
International	(274.3)	0.5	(273.8)	(128.6)	12.8	N/M	N/M
Other	(728.0)	(10.6)	(738.6)	(98.9)	(265.3)	N/M	62.7%

Total loss from operations	$(980.2)	$(6.1)	$(986.3)	$(162.8)	$(180.4)	N/M	9.8%

N/M=Not Meaningful

Managed

We manage three tribal casinos and have consulting arrangements with casino companies in Australia. The table below gives the location and expiration date of the current management contracts for our Indian properties as of December 31, 2008.

Casino	Location	Expiration of Management Agreement
Harrah’s Ak-Chin	near Phoenix, Arizona	December 2009
Harrah’s Rincon	near San Diego, California	November 2013
Harrah’s Cherokee	Cherokee, North Carolina	November 2011

Our 2008 results from managed properties were lower than in the 2007 due to the termination of our contract with the Prairie Band Potawatomi Nation on June 30, 2007, the impact of the economy on our managed properties and a change in the fee structure at one of our managed properties.

Revenues from our managed casinos were lower in 2007 due to the termination of our contract with the Prairie Band Potawatomi Nation on June 30, 2007.

International

Favorable International revenues for 2008 are due to the opening during 2008 of two new properties of London Clubs International Limited (“London Clubs”) and a full year of revenues from two properties that opened during 2007, partially offset by the impact of a new smoking ban enacted in mid-2007. Income from operations was further impacted by a charge of $210.8 million recorded in fourth quarter 2008 for the impairment of certain goodwill and other non-amortizing intangible assets, and London Club’s table game hold, higher gaming taxes imposed during 2007 and reserves for receivables due from a joint venture member that may not be collectible. The impairment charge and reserve for the receivable are included in Write-downs, reserves and recoveries in our 2008 Condensed Pro Forma Combined Statement of Operations for the Period from January 28, 2008, through December 31, 2008. As of December 31, 2008, London Clubs owns or manages eleven casinos in the United Kingdom, three in Egypt and one in South Africa.

Revenues from our international properties increased in 2007 due to the inclusion of London Clubs, which was acquired in fourth quarter 2006. Fourth quarter 2007 income from operations was impacted by project opening costs for two new casino clubs in the United Kingdom and a charge of $109.2 million in fourth quarter 2007 for the impairment of certain intangible assets identified in our annual assessment for impairment of goodwill and other intangible assets that are not subject to amortization.

In September 2007, we acquired Macau Orient Golf, located on 175 acres on Cotai adjacent to the Lotus Bridge, one of the two border crossings into Macau from China, and rights to a land concession contract for a total consideration of approximately $577.7 million. The government of Macau owns most of the land in Macau, and private interests are obtained through long-term leases and other grants of rights to use land from the government. The term of the land concession is 25 years from its inception in 2001, with rights to renew for additional periods until 2049. Annual rental payments are approximately $90,000 and are adjustable at five-year intervals. Macau Orient Golf is one of only two golf courses in Macau and is the only course that is semi-private. In December 2008, we announced plans for Caesars Macau Golf, a five-star golf lifestyle destination, the centerpieces of which will be a redesigned par-72 golf course and the establishment of Asia’s first Butch Harmon School of Golf, the first of Harmon’s flagship teaching facilities outside of the United States. The redevelopment includes expansion of the existing clubhouse into a 32,000 square-foot golf lifestyle boutique, meeting facilities and VIP entertainment suites. In addition, plans call for the clubhouse to feature a fine-dining restaurant operated by Macau’s leading restaurateur, G&L Group. The project is expected to cost approximately $32 million and is slated for completion in phases beginning in 2010.

In December 2006, we completed our acquisition of all of the ordinary shares of London Clubs, which, as of December 31, 2008, owns or manages eleven casinos in the United Kingdom, three in Egypt and one in South Africa. London Clubs’ results that were included in our consolidated financial statements were not material to our 2006 financial results.

In November 2005, we signed an agreement to develop a joint venture casino and hotel in the master-planned community of Ciudad Real, 118 miles south of Madrid, Spain, to develop and operate a Caesars branded casino and hotel within the project. The joint venture between a subsidiary of the Company and Nueva Compania de Casinos de El Reino de Don Quijote S.L.U. is owned 60% and 40%, respectively. Completion of this project is subject to a number of conditions.

In January 2007, we signed a joint venture agreement with a subsidiary of Baha Mar Resort Holdings Ltd. to create the Caribbean’s largest single-phase destination in the Bahamas. The joint venture partners have also signed management agreements with subsidiaries of Starwood Hotels & Resorts Worldwide, Inc. The joint venture is 57% owned by a subsidiary of Baha Mar Resort Holdings Ltd. and 43% by a subsidiary of the Company. We have terminated our involvement with the Baha Mar development.

Other

Other results include certain marketing and administrative expenses, including development costs, results from domestic World Series of Poker marketing, and income from nonconsolidated subsidiaries. In 2008, income from operations was impacted by a charge of $686.0 million recorded in fourth quarter for the impairment of certain non-amortizing trademarks and a charge of $12.6 million to recognize the remaining exposure under a lease agreement for office space no longer utilized by the Company. The impairment charge and reserve for the receivable are included in Write-downs, reserves and recoveries in our 2008 Condensed Pro Forma Combined Statement of Operations for the Period from January 28, 2008, through December 31, 2008.

The favorable results in 2007 versus the prior year are due to lower development costs in 2007.

OTHER FACTORS AFFECTING NET INCOME

(Income)/expense (In millions)	Successor	Predecessor	Combined 2008	Predecessor		Percentage Increase/(Decrease)
	Jan. 28, 2008 through Dec. 31, 2008	Jan. 1, 2008 through Jan. 27, 2008		2007	2006	08 vs 07		07 vs 06
Corporate expense	$106.3	$(26.2)	$80.1	$99.1	$89.1	(19.2)%		11.2%
Acquisition and integration costs	24.0	125.6	149.6	13.4	37.0	N/M		(63.8)%
Amortization of intangible assets	108.2	5.5	113.7	73.0	70.2	55.8%		4.0%
Interest expense, net	1,704.3	89.7	1,794.0	800.8	670.5	N/M		19.4%
Gains on early extinguishments of debt	(742.1)	—	(742.1)	2.0	62.0	N/M		(96.8)%
Other income	(29.6)	(5.1)	(34.7)	(47.3)	(14.1)	(26.6)%		N/M
Effective tax rate (benefit)/provision	(10.0)%	(16.9)%	(10.3)%	46.4%	35.7%	(56.7	) pts	10.7 pts
Minority interests	6.4	1.4	7.8	9.3	9.3	(16.1)%		—

N/M= Not Meaningful

Corporate expense was lower in 2008 due continued realization of cost savings and efficiencies identified in an on-going project that began in September 2006. Corporate expense for each year presented includes the impact of the implementation of SFAS No. 123(R), “Share-Based Payment,” in first quarter 2006. Our 2008, 2007 and 2006 financial results include $18.7 million, $53.0 million and $52.8 million, respectively, in expense due to the implementation of SFAS No. 123(R). 2006 also includes incremental corporate expense arising from the Caesars transaction and the cost of transforming our corporate centers to manage the combined company.

2008 Merger and integration costs include costs incurred in connection with the Merger, including the expense related to the accelerated vesting of employee stock options, SARs and restricted stock. 2007 costs also related to the Merger. 2006 Merger and integration costs includes costs in connection with the review of certain strategic matters by the special committee appointed by our Board of Directors and costs for consultants and dedicated internal resources executing the plans for the integration of Caesars into Harrah’s Entertainment.

Amortization of intangible assets was higher in 2008 due to higher amortization of intangible assets identified in the purchase price allocation in connection with the Merger. Higher amortization of intangible assets in 2007 versus 2006 was due primarily to amortization of intangible assets related to London Clubs.

Interest expense increased in 2008 from the same periods in 2007 primarily due to increased borrowings in connection with the Merger. Also included in interest expense in 2008 is a charge of $84.4 million representing the changes in the fair values of our derivative instruments. Interest expense for 2007 included $45.4 million representing the losses from the change in the fair values of our interest rate swaps. A change in interest rates on variable-rate debt will impact our financial results. For example, assuming a constant outstanding balance for our variable-rate debt, excluding $6.5 billion of variable-rate debt for which we have entered into interest rate swap agreements, for the next twelve months, a hypothetical 1% change in corresponding interest rates would change interest expense for the next twelve months by approximately $16.9 million. At December 31, 2008, our variable-rate debt, excluding $6.5 billion of variable-rate debt for which we have entered into interest rate swap agreements, represents approximately 10% of our total debt, while our fixed-rate debt is approximately 90% of our total debt.

Included in 2006 interest expense is $3.6 million to adjust the liability to market value of interest rate swaps that were terminated during the first quarter of 2006. (For discussion of our interest rate swap agreements, see DEBT AND LIQUIDITY, Derivative Instruments.)

Gains on early extinguishments of debt in 2008 represent discounts related to the exchange of certain debt for new debt and purchases of certain of our debt in connection with the exchange offer and in the open market. The gains were partially offset by the write-off of market value premiums and unamortized deferred financing costs. Losses on early extinguishments of debt in 2007 and 2006 represent premiums paid and the write-offs of unamortized deferred financing costs. The charges in 2007 were incurred in connection with the retirement of a $120.1 million credit facility of London Clubs. 2006 losses were associated with the June 2006 retirement of portions of our 7.5% Senior Notes due in January 2009 and our 8.0% Senior Notes due in February 2011.

Other income for all years presented included interest income on the cash surrender value of life insurance policies. 2008 also includes the receipt of a death benefit. Other income in 2007 and 2006 included gains on the sales of corporate assets.

In 2008, tax benefits were generated by operating losses caused by higher interest expense, partially offset by non-deductible merger costs, international income taxes and state income taxes. In 2007 and 2006, the effective tax rates are higher than the federal statutory rate due primarily to state income taxes. Our 2007 effective tax rate was increased by the recording of a valuation allowance against certain foreign net operating losses. The effective tax rate in 2006 was impacted by provision-to-return adjustments and adjustments to income tax reserves resulting from settlement of outstanding tax issues.

Minority interests reflect minority owners’ shares of income from our majority-owned subsidiaries.

Discontinued operations for 2008 reflects insurance proceeds of $87.3 million, after taxes, representing the final funds received that were in excess of the net book value of the impacted assets and costs and expenses that were reimbursed under our business interruption claims for Grand Casino Gulfport. 2007 Discontinued operations reflected insurance proceeds of $89.6 million, after taxes, for reimbursements under our business interruption claims related to Harrah’s Lake Charles and Grand Casino Gulfport, both of which were sold in 2006. Pursuant to the terms of the sales agreements, we retained all insurance proceeds related to those properties. Discontinued operations for 2006 also included Reno Hilton, Flamingo

Laughlin, Harrah’s Lake Charles and Grand Casino Gulfport, all of which were sold in 2006. 2006 Discontinued operations reflect the results of Harrah’s Lake Charles, Grand Casino Gulfport, Reno Hilton and Flamingo Laughlin through their respective sales dates and include any gain/loss on the sales. (See Notes 15 and 16 to Harrah’s Entertainment’s Consolidated Financial Statements.)

COST SAVINGS INITIATIVES

In light of the severe economic downturn and adverse conditions in the travel and leisure industry generally, Harrah’s Entertainment has undertaken a comprehensive cost reduction study that began in August 2008 examining all areas of our business, including organizational restructurings at our corporate and property operations, reduction of travel and entertainment expenses, an examination of our corporate wide marketing expenses, and headcount reductions at property operations and corporate offices. To date, Harrah’s Entertainment has identified $534.7 million in estimated costs savings from these initiatives, of which approximately $33.2 million had been realized as of December 31, 2008. In accordance with our shared services agreement with Harrah’s Operating Company, Inc., $385.0 million of these estimated costs savings and $22.2 million of the realized costs savings have been allocated to Harrah’s Operating Company, Inc. Harrah’s Entertainment expects to implement most of the program directives and achieve approximately $500 million in annual savings (of which approximately $350 million will be allocated to Harrah’s Operating Company, Inc.), on a run-rate basis, by the end of 2009.

CAPITAL SPENDING AND DEVELOPMENT

In addition to the development and expansion projects discussed in the OPERATING RESULTS AND DEVELOPMENT PLANS section, we also perform on-going refurbishment and maintenance at our casino entertainment facilities to maintain our quality standards, and we continue to pursue development and acquisition opportunities for additional casino entertainment facilities that meet our strategic and return on investment criteria. Prior to the receipt of necessary regulatory approvals, the costs of pursuing development projects are expensed as incurred. Construction-related costs incurred after the receipt of necessary approvals are capitalized and depreciated over the estimated useful life of the resulting asset. Project opening costs are expensed as incurred.

Our planned development projects, if they go forward, will require, individually and in the aggregate, significant capital commitments and, if completed, may result in significant additional revenues. The commitment of capital, the timing of completion and the commencement of operations of casino entertainment development projects are contingent upon, among other things, negotiation of final agreements and receipt of approvals from the appropriate political and regulatory bodies. Cash needed to finance projects currently under development as well as additional projects pursued is expected to be made available from operating cash flows, established debt programs (see DEBT AND LIQUIDITY), joint venture partners, specific project financing, guarantees of third-party debt and additional debt offerings. Our capital spending for 2008 totaled approximately $1.14 billion. Estimated total capital expenditures for 2009 are expected to be between $465 million and $645 million.

DEBT AND LIQUIDITY

We generate substantial cash flows from operating activities, as reflected on the Consolidated Statements of Cash Flows. For the years ended December 31, 2008 and 2007, we reported cash flows from operating activities of $317.6 million and 925.4 million. We use the cash flows generated by our operations to fund debt service, to reinvest in existing properties for both refurbishment and expansion projects, to pursue additional growth opportunities via new development and, prior to the closing of the Merger, to return capital to our stockholders in the form of dividends. When necessary, we supplement the cash flows generated by our operations with funds provided by financing activities to balance our cash requirements. Our ability to fund our operations, pay our debt obligations and fund planned capital expenditures depend, in part, on economic and other factors that are beyond our control, and recent disruptions in capital markets and restrictive covenants related to our existing debt could impact our ability to secure additional funds through financing activities. We cannot assure you that our business will generate sufficient cash flows from operations, or that future borrowings will be available to us to fund our liquidity needs and pay our indebtedness. If we are unable to meet our liquidity needs or pay our indebtedness when it is due, we may have to reduce or delay refurbishment and expansion projects, reduce expenses, sell assets or attempt to restructure our debt. In addition, we have pledged a significant portion of our assets as collateral under certain of our debt agreements, and if any of those lenders accelerate the repayment of borrowings, there can be no assurance that we will have sufficient assets to repay our indebtedness.

Our cash and cash equivalents totaled $447.4 million at December 31, 2008, compared to $493.9 million at December 31, 2007. The following provides a summary of our cash flows for the periods indicated .

(In millions)	Successor	Predecessor	Combined 2008	Predecessor
	Jan. 28, 2008 through Dec. 31, 2008	Jan. 1, 2008 through Jan. 27, 2008		2007
Cash provided by/(used in) operating activities	$367.4	$(49.8)	$317.6	$925.4
Capital investments	(1,031.4)	(80.9)	(1,112.3)	(1,003.8)
Payments for business acquisitions	—	0.1	0.1	(584.3)
Insurance proceeds for hurricane losses for continuing operations	98.1	—	98.1	15.7
Insurance proceeds for hurricane losses for discontinued operations	83.3	—	83.3	13.4
Other investing activities	(18.4)	(1.1)	(19.5)	10.6

Cash (used in)/provided by operating/investing activities	(501.0)	(131.7)	(632.7)	(623.0)
Cash (used in)/provided by financing activities	510.1	70.9	581.0	452.8
Cash provided by discontinued operations	4.7	0.5	5.2	88.7

Net increase/(decrease) in cash and cash equivalents	$13.8	$(60.3)	$(46.5)	$(81.5)

We believe that our cash and cash equivalents balance, our cash flows from operations and the financing sources discussed herein will be sufficient to meet our normal operating requirements during the next twelve months and to fund capital expenditures. In addition, we may consider issuing additional debt in the future to refinance existing debt or to finance specific capital projects. In connection with the Merger, we incurred substantial additional debt, which has significantly changed our financial position.

The majority of our debt is due in 2010 and beyond. Payments of short-term debt obligations and other commitments are expected to be made from operating cash flows and from borrowings under our established debt programs. Long-term obligations are expected to be paid through operating cash flows, refinancing of debt, joint venture partners or, if necessary, additional debt offerings.

Long-term debt consisted of the following as of December 31:

	Successor	Predecessor
(In millions)	2008	2007
Credit facilities
Term loans, 4.46%–6.54% at December 31, 2008, maturities to 2015	$7,195.6	$—
Revolving credit facility, 3.49%–4.75% at December 31, 2008, maturities to 2014	533.0	—
Revolving credit facility, 4.05%–6.25% at December 31, 2007, retired in 2008	—	5,768.1
Subsidiary guaranteed debt
10.75% Senior Notes due 2016, including senior interim loans of $342.6, 9.25% at January 28, 2008	4,542.7	—
10.75%/11.5% Senior PIK Toggle Notes due 2018, including senior interim loans of $97.4, 10.0% at January 28, 2008	1,150.0	—
Secured Debt
10.0% Second-Priority Senior Secured Notes, maturity 2018	542.7	—
10.0% Second-Priority Senior Secured Notes, maturity 2015	144.0	—
6.0%, maturity 2010	25.0	25.0
7.1%, maturity 2028	—	87.7
S. African prime less 1.5%, maturity 2009	—	10.5
4.25%–6.0%, maturities to 2035 at December 31, 2008	1.1	4.4
Unsecured Senior Notes
Floating Rate Notes, maturity 2008	—	250.0
7.5%, maturity 2009	5.1	136.2
7.5%, maturity 2009	0.9	442.4
5.5%, maturity 2010	321.5	747.1
8.0%, maturity 2011	47.4	71.7
5.375%, maturity 2013	200.6	497.7
7.0%, maturity 2013	0.7	324.4
5.625%, maturity 2015	578.1	996.3
6.5%, maturity 2016	436.7	744.3
5.75%, maturity 2017	372.7	745.8
Floating Rate Contingent Convertible Senior Notes, maturity 2024	0.2	370.6
Unsecured Senior Subordinated Notes
8.875%, maturity 2008	—	409.6
7.875%, maturity 2010	287.0	394.9
8.125%, maturity 2011	216.8	380.3
Other Unsecured Borrowings
LIBOR plus 4.5%, maturity 2010	23.5	29.1
5.3% special improvement district bonds, maturity 2037	69.7	—
LIBOR plus 3.0%, maturity 2014	160.6	—
Other, various maturities	1.2	1.6
Capitalized Lease Obligations
5.77%–10.0%, maturities to 2011	12.3	2.7

Total debt, net of unamortized discounts of $1,253.4 and premium of $77.4	16,869.1	12,440.4
Current portion of long-term debt	(85.4)	(10.8)

	$16,783.7	$12,429.6

$5.1 million, face amount, of our 7.5% Unsecured Senior Notes due in January 2009, and $0.8 million, face amount, of our 7.5% Unsecured Senior Notes due in September 2009, are classified as long-term in our Consolidated Balance Sheet as of December 31, 2008, because the Company has both the intent and the ability to refinance that portion of these notes.

As of December 31, 2008, aggregate annual principal maturities for the four years subsequent to 2009 were: 2010, $755.8 million; 2011, $376.6 million; 2012, $74.4 million; and 2013, $353.3 million.

In July 2008, HOC made the permitted election under the Indenture governing its 10.75%/11.5% Senior Toggle Notes due 2018 and the Senior Unsecured Interim Loan Agreement dated January 28, 2008, to pay all interest due on January 28, and February 1, 2009, for the loan in kind. A similar election was made in January 2009 to pay the interest due August 1, 2009, for the 10.75%/11.5% Senior Toggle Notes due 2018 in kind, and in March 2009, the election was made to pay the interest due April 28, 2009, on the Senior unsecured Interim Loan Agreement in kind. The Company intends to use the cash savings generated by this election for general corporate purposes, including the early retirement of other debt.

In connection with the Merger, the following debt was issued on or about January 28, 2008:

Debt Issued	Face Value
(in millions)
Term loan facility, maturity 2015	$7,250.0
10.75% Senior Notes due 2016 (a)	5,275.0
10.75%/11.5% Senior PIK Toggle Notes due 2018 (b)	1,500.0

(a)	includes senior unsecured cash pay interim loans of $342.6 million
(b)	includes senior unsecured PIK toggle interim loans of $97.4 million

In connection with the Merger, the following debt was retired on or about January 28, 2008:

Debt Extinguished	Face Value
(in millions)
Credit Facilities due 2011	$5,795.8
7. 5% Senior Notes due 2009	131.2
8.875% Senior Subordinated Notes due 2008	394.3
7. 5% Senior Notes due 2009	424.2
7.0% Senior Notes due 2013	299.4
Floating Rate Notes due 2008	250.0
Floating Rate Contingent Convertible Senior Notes due 2024	374.7

Subsequent to the Merger, the following debt was retired through purchase or exchange during 2008:

Debt Extinguished	Face Value
(in millions)
5.5% Senior Notes due 2010	$32.3
7.875% Senior Subordinated Notes due 2010	12.1
8.125% Senior Subordinated Notes due 2011	21.7
10.75% Senior PIK Toggle Notes due 2018	350.0
10.75% Senior Notes due 2016	732.2
5.5% Senior Notes due 2010	371.3
8.0% Senior Notes due 2011	19.7
5.375% Senior Notes due 2013	221.4
5.75% Senior Notes due 2017	140.2
5.625% Senior Notes due 2015	136.0
6.5% Senior Notes due 2016	98.8
7.875% Senior Subordinated Notes due 2010	63.8
8.125% Senior Subordinated Notes due 2011	91.1

Included in the table above is approximately $2.2 billion, face amount, of HOC’s debt that was retired in connection with private exchange offers in December 2008. Retired notes, maturing between 2010 and 2013, were exchanged for new 10.0% Second-Priority Senior Secured Notes due 2015, and retired notes maturing between 2015 and 2018 were exchanged for new 10.0% Second-Priority Senior Secured Notes due 2018 as reflected in the table below. Approximately $448 million, face amount, of the retired notes maturing between 2010 and 2011 and participating in the exchange offers elected to receive cash of approximately $289 million in lieu of new notes.

The following debt was issued in connection with our debt exchange in December 2008:

Debt Issued	Face Value
(in millions)
10.0% Second-Priority Senior Secured Notes due 2015	$214.8
10.0% Second-Priority Senior Secured Notes due 2018	847.6

Senior Secured Credit Facility

Overview. HOC’s senior secured credit facilities (the “Credit Facilities”) provide for senior secured financing of up to $9.196 billion, consisting of (i) senior secured term loan facilities in an aggregate principal amount of up to $7.196 billion maturing through January 28, 2015 and (ii) a senior secured revolving credit facility in an aggregate principal amount of $2.0 billion, maturing January 28, 2014, including both a letter of credit sub-facility and a swingline loan sub-facility. The Credit Facilities require scheduled quarterly payments on the term loans of $18.125 million each for six years and three quarters, with the balance paid at maturity. Interest on the Credit Agreement is based on our debt ratings and leverage ratio and is subject to change. In addition, we may request one or more incremental term loan facilities and/or increase commitments under our revolving facility in an aggregate amount of up to $1.75 billion, subject to certain conditions and receipt of commitments by existing or additional financial institutions or institutional lenders. As of December 31, 2008, $7.73 billion in borrowings was outstanding under the Credit Facilities with an additional $0.2 billion committed to back letters of credit. After consideration of these borrowings and letters of credit, $1.29 billion of additional borrowing capacity was available to the Company under the Credit Facilities as of December 31, 2008. Subsequent to December 31, 2008, HOC borrowed the remaining amount available, except for amounts committed to back letters of credit, under the $2.0 billion senior secured revolving credit facility. The remaining amount available was borrowed in light of the continuing uncertainty in the credit market and general economic conditions. The funds will be used for general corporate purposes, including capital expenditures.

All borrowings under the senior secured revolving credit facility are subject to the satisfaction of customary conditions, including the absence of a default and the accuracy of representations and warranties, and the requirement that such borrowing does not reduce the amount of obligations otherwise permitted to be secured under our new senior secured credit facilities without ratably securing the retained notes.

Proceeds from the term loan drawn on the closing date were used to repay extinguished debt in the table above and pay expenses related to the Merger. Proceeds of the revolving loan draws, swingline and letters of credit will be used for working capital and general corporate purposes.

Interest Rates and Fees. Borrowings under the Credit Facilities bear interest at a rate equal to the then-current LIBOR rate or at a rate equal to the alternate base rate, in each case plus an applicable margin. In addition, on a quarterly basis, we are required to pay each lender (i) a commitment fee in respect of any unused commitments under the revolving credit facility and (ii) a letter of credit fee in respect of the aggregate face amount of outstanding letters of credit under the revolving credit facility. As of December 31, 2008, the Credit Facilities bore interest based upon 300 basis points over LIBOR for the term loans, 200 basis points over the alternate base rate for the revolver loan and 150 basis points over LIBOR for the swingline loan and bore a commitment fee for unborrowed amounts of 50 basis points.

Collateral and Guarantors. HOC’s Credit Facilities are guaranteed by Harrah’s Entertainment, and are secured by a pledge of HOC’s capital stock, and by substantially all of the existing and future property and assets of HOC and its material, wholly-owned domestic subsidiaries, including a pledge of the capital stock of HOC’s material, wholly-owned domestic subsidiaries and 65% of the capital stock of the first-tier foreign subsidiaries, in each case subject to exceptions. The following casino properties have mortgages under the Credit Facilities:

Las Vegas	Atlantic City	Louisiana/Mississippi	Iowa/Missouri
Caesars Palace	Bally’s Atlantic City	Harrah’s New Orleans	Harrah’s St. Louis
Bally’s Las Vegas	Caesars Atlantic City	(Hotel only)	Harrah’s Council Bluffs
Imperial Palace	Showboat Atlantic City	Harrah’s Louisiana Downs	Horseshoe Council Bluffs/
Bill’s Gamblin’ Hall		Horseshoe Bossier City	Bluffs Run
Harrah’s Tunica
Horseshoe Tunica
Sheraton Tunica

Illinois/Indiana	Other Nevada
Horseshoe Southern Indiana	Harrah’s Reno
Harrah’s Metropolis	Harrah’s Lake Tahoe
Horseshoe Hammond	Harveys Lake Tahoe
Bill’s Lake Tahoe

Additionally, certain undeveloped land in Las Vegas also is mortgaged.

Restrictive Covenants and Other Matters. The Credit Facilities require, after an initial grace period, compliance on a quarterly basis with a maximum net senior secured first lien debt leverage test. In addition, the Credit Facilities include negative covenants, subject to certain exceptions, restricting or limiting HOC’s ability and the ability of its restricted subsidiaries to, among other things: (i) incur additional debt; (ii) create liens on certain assets; (iii) enter into sale and lease-back transactions (iv) make certain investments, loans and advances; (v) consolidate, merge, sell or otherwise dispose of all or any part of its assets or to purchase, lease or otherwise acquire all or any substantial part of assets of any other person; (vi) pay dividends or make distributions or make other restricted payments; (vii) enter into certain transactions with its affiliates; (viii) engage in any business other than the business activity conducted at the closing date of the loan or business activities incidental or related thereto; (ix) amend or modify the articles or certificate of incorporation, by-laws and certain agreements or make certain payments or modifications of indebtedness; and (x) designate or permit the designation of any indebtedness as “Designated Senior Debt”.

Harrah’s Entertainment is not bound by any financial or negative covenants contained in HOC’s credit agreement, other than with respect to the incurrence of liens on and the pledge of its stock of HOC.

HOC’s Credit Facilities also contain certain customary affirmative covenants and events of default.

10.75% Senior Notes, 10.75%/11.5% Senior PIK Toggle Notes and Senior Interim Loans

On January 28, 2008, HOC entered into a Senior Interim Loan Agreement for $6.775 billion, consisting of $5.275 billion Senior Interim Cash Pay Loans and $1.5 billion Interim Toggle Loans. On February 1, 2008, $4,932.4 billion of the Senior Interim Cash Pay Loans and $1,402.6 billion of the Interim Toggle Loans were repaid, and $4,932.4 billion of 10.75% Senior Notes due 2016 and $1,402.6 billion of 10.75%/11.5% Senior Toggle Notes due 2018 were issued.

The indenture governing the 10.75% Senior Notes, 10.75%/11.5% Senior Toggle Notes and the agreements governing the other cash pay debt and PIK toggle debt will limit HOC’s (and most of its subsidiaries’) ability to among other things: (i) incur additional debt or issue certain preferred shares; (ii) pay dividends or make distributions in respect of our capital stock or make other restricted payments; (iii) make certain investments; (iv) sell certain assets; (v) with respect to HOC only, engage in any business or own any material asset other than all of the equity interest of HOC so long as certain investors hold a majority of the notes; (vi) create or permit to exist dividend and/or payment restrictions affecting its restricted subsidiaries; (vii) create liens on certain assets to secure debt; (viii) consolidate, merge, sell or otherwise dispose of all or substantially all of its assets; (ix) enter into certain transactions with its affiliates; and (x) designate its subsidiaries as unrestricted subsidiaries. Subject to certain exceptions, the indenture governing the notes and the agreements governing the other cash pay debt and PIK toggle debt will permit us and our restricted subsidiaries to incur additional indebtedness, including secured indebtedness.

10.0% Second-Priority Senior Secured Notes

In December 2008, HOC completed private exchange offers whereby approximately $2.2 billion, face amount, of HOC’s debt maturing between 2010 and 2018 was exchanged for new 10.0% Second-Priority Senior Secured Notes with a face value of $214.8 million due 2015 and new 10.0% Second-Priority Senior Secured Notes with a face value of $847.6 million due 2018. Interest on the new notes will be payable in cash each June 15 and December 15 until maturity. The Second-Priority Senior Secured Notes will be secured by a second priority security interest in substantially all of HOC’s and its subsidiary’s property and assets that secure the senior secured credit facilities. These liens will be junior in priority to the liens on substantially the same collateral (including mortgages) securing the senior secured credit facilities.

On March 4, 2009, HOC announced private exchange offers to exchange up to $2.8 billion aggregate principal amount (subject to increase) of new 10.0% Second-Priority Senior Secured Notes due 2018 for its outstanding debt due between 2010 and 2018. The new notes will also be guaranteed by Harrah’s Entertainment and will be secured on a second-priority lien basis by substantially all of HOC’s and its subsidiary’s property and assets that secure the senior secured credit facilities. In addition to the exchange offers, a subsidiary of Harrah’s Entertainment is offering to spend up to $150 million to purchase for cash certain notes of HOC maturing between 2015 and 2017. Additionally, HOC is offering to spend up to $50 million to purchase for cash old notes from retail holders that are not eligible to participate in the exchange offers.

Concurrently with these transactions, affiliates of Apollo and TPG and certain other co-investors announced that they are commencing a $250 million cash tender offer for the outstanding 10.0% Second-Priority Senior Secured Notes due 2015 and 10.0% Second-Priority Senior Secured notes due 2018. Upon the closing of the exchange offers, this offer will be expanded to include the new 10% Second-Priority Senior Secured notes issued in the exchange offers.

Derivative Instruments

We account for derivative instruments in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and all amendments thereto. SFAS No. 133 requires that all derivative instruments be recognized in the financial statements at fair value. Any changes in fair value are recorded in the income statement or in other comprehensive income, depending on whether the derivative is designated and qualifies for hedge accounting, the type of hedge transaction and the effectiveness of the hedge. The estimated fair values of our derivative instruments are based on market prices obtained from dealer quotes. Such quotes represent the estimated amounts we would receive or pay to terminate the contracts.

Our derivative instruments contain a credit risk that the counterparties may be unable to meet the terms of the agreements. We minimize that risk by evaluating the creditworthiness of our counterparties, which are limited to major banks and financial institutions. Our derivatives are recorded at their fair values, adjusted for the credit rating of either the counterparty, if the derivative is an asset, or the Company, if the derivative is a liability.

We use interest rate swaps to manage the mix of our debt between fixed and variable rate instruments. As of December 31, 2008, we had ten interest rate swap agreements for a total notional amount of $6.5 billion. The difference to be paid or received under the terms of the interest rate swap agreements is accrued as interest rates change and recognized as an adjustment to interest expense for the related debt. Changes in the variable interest rates to be paid or received pursuant to the terms of the interest rate swap agreement will have a corresponding effect on future cash flows. The major terms of the interest rate swaps are as follows:

Effective Date	Notional Amount	Fixed Rate Paid	Variable Rate Received as of December 31, 2008	Next Reset Date	Maturity Date
	(In millions)
April 25, 2007	$200	4.898%	3.535%	January 26, 2009	April 25, 2011
April 25, 2007	200	4.896%	3.535%	January 26, 2009	April 25, 2011
April 25, 2007	200	4.925%	3.535%	January 26, 2009	April 25, 2011
April 25, 2007	200	4.917%	3.535%	January 26, 2009	April 25, 2011
April 25, 2007	200	4.907%	3.535%	January 26, 2009	April 25, 2011
September 26, 2007	250	4.809%	3.535%	January 26, 2009	April 25, 2011
September 26, 2007	250	4.775%	3.535%	January 26, 2009	April 25, 2011
April 25, 2008	1,000	4.172%	3.535%	January 26, 2009	April 25, 2012
April 25, 2008	2,000	4.276%	3.535%	January 26, 2009	April 25, 2013
April 25, 2008	2,000	4.263%	3.535%	January 26, 2009	April 25, 2013

Until February 15, 2008, none of our interest rate swap agreements were designated as hedging instruments; therefore, gains or losses resulting from changes in the fair value of the swaps were recognized in earnings in the period of the change. On February 15, 2008, eight of our interest rate swap agreements for notional amounts totaling $3.5 billion were designated as hedging instruments, and on April 1, 2008, the remaining swap agreements were designated as hedging instruments. Upon designation as hedging instruments, only any measured ineffectiveness is recognized in earnings in the period of change. Interest rate swaps increased our 2008 and 2007 interest expense by $161.9 million and $44.0 million, respectively.

Guarantees of Third-Party Debt and Other Obligations and Commitments

The following tables summarize our contractual obligations and other commitments as of December 31, 2008.

	Payments due by Period
Contractual Obligations (a)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(In millions)
Debt, face value	$18,110.3	$86.5	$1,125.1	$427.7	$16,471.0
Capital lease obligations	12.3	5.0	7.3	—	—
Estimated interest payments (b)	9,228.9	1,364.1	2,518.2	2,389.6	2,957.0
Operating lease obligations	1,888.4	77.6	119.8	108.9	1,582.1
Purchase order obligations	31.6	31.6	—	—	—
Guaranteed payments to State of Louisiana	134.8	60.0	74.8	—	—
Community reinvestment	124.6	6.3	12.7	11.9	93.7
Construction commitments	682.8	682.8	—	—	—
Entertainment obligations	109.5	42.0	49.8	17.7	—
Other contractual obligations	319.5	48.1	47.6	25.4	198.4
	$30,642.7	$2,404.0	$3,955.3	$2,981.2	$21,302.2

(a)	In addition to the contractual obligations disclosed in this table, we have unrecognized tax benefits that, based on uncertainties associated with the items, we are unable to make reasonably reliable estimates of the period of potential cash settlements, if any, with taxing authorities. (See Note 10 to our Consolidated Financial Statements.)
(b)	Estimated interest for variable rate debt included in this table is based on rates at December 31, 2008. Estimated interest includes the estimated impact of our interest rate swap agreements.

	Amounts of Commitment Per Year
Contractual Obligations	Total amounts committed	Less than 1 year	1-3 years	4-5 years	After 5 years
	(In millions)
Letters of credit	$159.0	$159.0	$—	$—	$—
Minimum payments to tribes	41.5	13.8	25.4	2.3	—

The agreements pursuant to which we manage casinos on Indian lands contain provisions required by law that provide that a minimum monthly payment be made to the tribe. That obligation has priority over scheduled repayments of borrowings for development costs and over the management fee earned and paid to the manager. In the event that insufficient cash flow is generated by the operations to fund this payment, we must pay the shortfall to the tribe. Subject to certain limitations as to time, such advances, if any, would be repaid to us in future periods in which operations generate cash flow in excess of the required minimum payment. These commitments will terminate upon the occurrence of certain defined events, including termination of the management contract. Our aggregate monthly commitment for the minimum guaranteed payments pursuant to the contracts for the three managed Indian-owned facilities now open, which extend for periods of up to 59 months from December 31, 2008, is $1.2 million. Each of these casinos currently generates sufficient cash flows to cover all of its obligations, including its debt service.

DEBT COVENANT COMPLIANCE

Certain covenants contained in our credit agreement require the maintenance of a senior secured debt to last twelve months (LTM) Adjusted EBITDA (“Earnings Before Interest, Taxes, Depreciation and Amortization”), as defined in the agreements, ratio (“Senior Secured Leverage Ratio”). Certain covenants contained in the credit agreement governing our senior secured credit facilities, the indenture and other agreements governing our 10.75% Senior Notes due 2016, 10.75% Senior Toggle Notes due 2018 and senior interim loans restrict our ability to take certain actions such as incurring additional debt or making acquisitions if we are unable to meet defined Adjusted EBITDA to Fixed Charges, senior secured debt to LTM Adjusted EBITDA and consolidated debt to LTM Adjusted EBITDA ratios. The covenants that restrict additional indebtedness and the ability to make future acquisitions require an LTM Adjusted EBITDA to Fixed Charges ratio (measured on a trailing four-quarter basis) of 2.0: 1.0. Failure to comply with these covenants can result in limiting our long-term growth prospects by hindering our ability to incur future indebtedness or grow through acquisitions.

We believe we are in compliance with our credit agreement and indentures, including the Senior Secured Leverage Ratio, as of December 31, 2008. If our LTM Adjusted EBITDA were to decline significantly from the level achieved in 2008, it could cause us to exceed the Senior Secured Leverage Ratio and could be an Event of Default under our credit agreement. However, we could implement certain actions in an effort to minimize the possibility of a breach of the Senior Secured Leverage Ratio, including reducing payroll and other operating costs, deferring or eliminating certain maintenance, delaying or deferring capital expenditures, or selling assets. In addition, under certain circumstances, our credit agreement allows us to apply the cash contributions received by HOC as a capital contribution to cure covenant breaches. However, there is no guarantee that such contributions will be able to be secured.

EBITDA is defined as income from continuing operations plus interest, income taxes, depreciation and amortization. EBITDA is not a recognized term under U.S. GAAP and does not purport to be an alternative to income from continuing operations as a measure of operating performance or to cash flows from operations as a measure of liquidity. Additionally, EBITDA is not intended to be a measure of free cash flow available for management’s discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments and debt service requirements. Our presentation of EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Management believes EBITDA is helpful in highlighting trends because EBITDA excludes the results of decisions that are outside the control of operating management and can differ significantly from company to company depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which companies operate and capital investments. Management compensates for the limitations of using non-GAAP financial measures by using them to supplement U.S. GAAP results to provide a more complete understanding of the factors and trends affecting the business than U.S. GAAP results alone. Because not all companies use identical calculations, these presentations of EBITDA may not be comparable to other similarly titled measures of other companies. LTM Adjusted EBITDA is defined as EBITDA further adjusted to exclude unusual items and other adjustments required or permitted in calculating covenant compliance under the indenture and other agreements governing the senior notes, senior toggle notes and senior interim loans and/or our new senior credit facilities. We believe that the inclusion of supplementary adjustments to EBITDA applied in presenting LTM Adjusted EBITDA are appropriate to provide additional information to investors about certain material non-cash items and about unusual items that we do not expect to continue at the same level in the future. Because not all companies use identical calculations, our presentation of LTM Adjusted EBITDA may not be comparable to other similarly titled measures of other companies.

The following table reconciles (loss)/income from continuing operations and LTM Adjusted EBITDA of HOC for the twelve months ended December 31, 2008, and takes into consideration the CMBS Transactions and the London Clubs Transfer as if they had occurred at the beginning of the period.

(In millions)	Successor January 28, 2008 Through December 31, 2008	Predecessor January 1, 2008 Through January 27, 2008	Combined Last Twelve Months
(Loss)/income from continuing operations	$(3,396.9)	$(107.6)	$(3,504.5)
Interest expense, net	1,675.4	85.7	1,761.1
(Benefit)/provision for income taxes	(378.5)	(21.6)	(400.1)
Depreciation and amortization	597.2	56.7	653.9

EBITDA (a)	(1,502.8)	13.2	(1,489.6)
Project opening costs, abandoned projects and development costs (b)	30.0	0.9	30.9
Acquisition and integration costs	24.0	125.6	149.6
Gains on early extinguishments of debt (c)	(742.1)	—	(742.1)
Minority interests, net of distributions (d)	(7.2)	0.8	(6.4)
Impairment of goodwill and intangible assets	3,745.2	—	3,745.2
Non-cash expense for stock compensation benefits (e)	12.1	1.7	13.8
Income from insurance claims for hurricane losses (f)	(185.4)	—	(185.4)
Other non-recurring or non-cash items (g)	130.1	0.8	130.9
Pro forma adjustment for acquired, new or disposed properties (h)	8.0	—	8.0
Pro forma adjustment for yet-to-be realized cost savings (i)			361.1

LTM Adjusted EBITDA			$2,016.0

(a)	Includes the impairment of goodwill and intangible assets.

(b)	Represents (i) project opening costs incurred in connection with the expansion and renovation projects at various properties; (ii) write-off of abandoned development projects; and (iii) non-recurring strategic planning and restructuring costs.

(c)	Represents (i) the difference between the net book value and cash paid for notes exchanged and retired for cash; (ii) the difference between the net book value of the old notes and the fair market value of new notes issued; and (iii) the write-off of historical unamortized deferred financing costs and premiums/discounts.

(d)	Represents minority owners’ share of income from our majority-owned subsidiaries, net of cash distributions to minority owners.

(e)	Represents expense allocated by the parent related to stock option programs.

(f)	Represents non-recurring insurance recoveries related to Hurricane Katrina.

(g)	Represents the elimination of other non-recurring and non-cash items such as litigation awards and settlements, severance and relocation costs, excess gaming taxes, gains and losses from disposal of assets, equity in non-consolidated subsidiaries (net of distributions) and one-time costs relating to new state gaming legislation.

(h)	Represents the full period estimated impact of newly completed construction projects.

(i)	Represents the yet-to-be-realized cost savings from our profitability improvement program.